Exhibit 99.1

Radiopharm Theranostics announces Closing of US$4.1 Million Registered Direct Offering

New York, USA and Sydney, Australia, July 28, 2026 — Radiopharm Theranostics Limited (ASX: RAD, Nasdaq: RADX, “Radiopharm” or the “Company”), a clinical-stage biopharmaceutical company focused on developing innovative oncology radiopharmaceuticals for areas of high unmet medical need, today announced the closing of its previously announced registered direct offering pursuant to a Securities Purchase Agreement (“SPA”) with certain U.S. accredited institutional investors to issue, in a registered direct offering, 1,281,646 American Depositary Shares (“ADSs”), representing 384,493,800 ordinary shares (with each ADS representing 300 ordinary shares) of the Company, at an offering price of US$3.16 per ADS, to raise aggregate gross proceeds of approximately US$4.1 million, before deducting the placement agent fees and other offering expenses payable by the Company.

In a concurrent private placement and pursuant to the terms of the SPA, the Company has agreed to issue to the investors unregistered warrants to purchase up to 1,281,646 ADSs. The warrants will be exercisable on or after the effective date of shareholder approval of the issuance of the ordinary shares represented by ADSs issuable upon exercise of the warrants, will have an exercise price of US$3.79 per ADS and will expire on July 31, 2029.

H.C. Wainwright & Co. acted as the exclusive U.S. placement agent for the offering.

The ADSs offered in the registered direct offering (but not the warrants issued in the private placement or the ADSs underlying such warrants) were offered by the Company pursuant to a “shelf” registration statement on Form F-3 (File No. 333-292178) that was filed with the Securities and Exchange Commission (“SEC”) on December 16, 2025, and became effective on December 23, 2025. The registered direct offering of the ADSs representing ordinary shares was made only by means of a prospectus, including a prospectus supplement, forming a part of the effective registration statement. A final prospectus supplement and the accompanying prospectus relating to and describing the terms of the registered direct offering has been filed with the SEC. Electronic copies of the final prospectus supplement and the accompanying prospectus relating to the registered direct offering may be obtained at the SEC’s website at www.sec.gov or by contacting H.C. Wainwright & Co., LLC at 430 Park Avenue, 3rd Floor, New York, NY 10022, by telephone at (212) 856-5711 or by email at placements@hcwco.com.

The warrants described above are being issued in a concurrent private placement under Section 4(a)(2) of the U.S. Securities Act of 1933, as amended (the “Securities Act”), and Regulation D promulgated thereunder and, along with the ADSs representing ordinary shares underlying the warrants, have not been registered under the Securities Act, or applicable U.S. state securities laws. Accordingly, the warrants and underlying ADSs representing ordinary shares may not be offered or sold in the United States except pursuant to an effective registration statement or an applicable exemption from the registration requirements of the Securities Act and such applicable state securities laws.

In addition to the registered direct offering of ADSs and private placement of warrants in the United States, the Company has received firm commitments for approximately A$6.7 million (US$4.7 million), before deducting the placement agent fees and other offering expenses payable by the Company, from Australian institutional and professional investors in a private placement (“Australian Placement”). Due to limitations on the Company’s capacity to issue new securities under the listing rules of the Australian Securities Exchange, the issuance under the Australian Placement of 40.0 million ordinary shares, representing gross proceeds of A$0.6 million (US$0.4 million), will be subject to shareholder approval.

The Company will also make a Share Purchase Plan available to shareholders with registered addresses in Australia and New Zealand to raise up to an additional A$6 million (US$4.2 million), before deducting the placement agent fees and other offering expenses payable by the Company. The Share Purchase Plan is subject to shareholder approval.

Radiopharm Theranostics Limited
Suite 1, Level 3, 62 Lygon Street, Carlton South VIC 3053 Australia
ABN: 57 647 877 889

Under the Australian Placement and the Share Purchase Plan, subscribers and eligible shareholders are anticipated to receive one option for every one new ordinary share subscribed for. The options will have an exercise price of A$0.018 per option, expiring on July 31, 2029, and will be subject to shareholder approval. The Company will apply to ASX for official quotation of the options. If quotation is not approved, the options will be issued without quotation (as unlisted options).

The Company expects to seek all approvals from shareholders at an extraordinary general meeting to be held on or about Friday, September 11, 2026.

The Company intends to use the funds raised from the offers of securities described above for the preparation and readiness to commence the RAD101 registrational Phase 3 study, the completion of RAD 204 dose escalation, while progressing RAD 202, RAD 402 & RV01 therapeutic programs and supporting ongoing strategic partnering initiatives as well as general corporate purposes.

This press release does not constitute an offer to sell, or the solicitation of an offer to buy, the securities described herein, nor will there be any sale of these securities in any state or other jurisdiction in which such offer, solicitation or sale is not permitted. Any securities to be issued under the Australian Placement and Share Purchase Plan have not been, and will not be, registered under the Securities Act and may not be offered or sold in the United States except in transactions exempt from, or not subject to, the registration requirements of the Securities Act and applicable U.S. state securities laws. Shareholders in the United States may not participate in the Share Purchase Plan.

All references to “A$” are to Australian dollars and all references to “US$” are to U.S. dollars.

For more information:

Riccardo Canevari
CEO & Managing Director
P: +1 862 309 0293
E: rc@radiopharmtheranostics.com

Anne Marie Fields

Precision AQ (Formerly Stern IR)

E: annemarie.fields@precisionaq.com

Media
Matt Wright
NWR Communications
P: +61 451 896 420
E: matt@nwrcommunications.com.au

Radiopharm Theranostics Limited
Suite 1, Level 3, 62 Lygon Street, Carlton South VIC 3053 Australia
ABN: 57 647 877 889

About Radiopharm Theranostics

Radiopharm Theranostics is a clinical-stage radiotherapeutics company developing a world-class platform of innovative radiopharmaceutical products for diagnostic and therapeutic applications in areas of high unmet medical need. Radiopharm is listed on the ASX (RAD) and Nasdaq (RADX). The company has a pipeline of distinct and highly differentiated platform technologies spanning peptides, small molecules and monoclonal antibodies for use in cancer. The clinical program includes one Phase 2 and five Phase 1 trials in a variety of solid tumor cancers, including lung, breast, and brain metastases. Learn more at radiopharmtheranostics.com

Safe Harbor Statement:

This press release contains “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934, including, without limitation, statements by the Company relating to the Australian Placement and the Share Purchase Plan, the receipt of shareholder approval and the intended use of proceeds from the offering. Any forward-looking statements that may be in this press release are subject to risks and uncertainties relating to market and other conditions, the difficulties in Radiopharm’s plans to develop and commercialize its product candidates, the timing of the initiation and completion of preclinical and clinical trials, the timing of patient enrollment and dosing in clinical trials, the timing of expected regulatory filings, the intellectual property position and the ability to procure additional sources of financing. Accordingly, you should not rely on those forward-looking statements as a prediction of actual future results.

Radiopharm Theranostics Limited
Suite 1, Level 3, 62 Lygon Street, Carlton South VIC 3053 Australia
ABN: 57 647 877 889

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